Exhibit (a)(5)(x)

EFiled: Oct 19 2016 02:51PM EDT Transaction ID 59712274 Case No. 12837-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

VICTOR MERCADO, On Behalf of Himself	)
and All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
DANIEL A. NINIVAGGI, RAINER	)
JUECKSTOCK, SUNGHWAN CHO,	)
THOMAS W. ELWARD, GEORGE	)
FELDENKREIS, JAMES MICHAEL	)
LAISURE, COURTNEY MATHER,	)
MICHAEL NEVIN, LOUIS J. PASTOR,	)
NEIL S. SUBIN, CARL C. ICAHN, JACK	)
G. WASSERMAN, JAMES L. NELSON,	)
WILLIAM A. LEIDESDORF, KEITH	)
COZZA, ICAHN ENTERPRISES L.P., IEH	)
FM HOLDINGS, LLC, AMERICAN	)
ENTERTAINMENT PROPERTIES CORP.,	)
ICAHN BUILDING LLC, ICAHN	)
ENTERPRISES HOLDINGS L.P., and	)
ICAHN ENTERPRISES G.P., INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Victor Mercado (“Plaintiff”), by and through his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1. Plaintiff brings this stockholder class action individually and on behalf of all other public stockholders of Federal-Mogul Holdings Corporation

(“Federal-Mogul” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), IEH FM Holdings, LLC (“Merger Sub”), American Entertainment Properties Corp. (“Parent”), Icahn Enterprises L.P. (“IELP”), Icahn Enterprises G.P. Inc. (“IEGP”), and IEGP’s Board of Directors (the “IEGP Board”) (collectively with IELP and IEGP, “Icahn Enterprises”).

2. The action arises from the Board’s breaches of fiduciary duties in connection with entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Icahn Enterprises, the Company’s majority controlling stockholder, will acquire Federal-Mogul through a tender offer commenced by Merger Sub (the “Tender Offer”) for $9.25 per share (the “Proposed Acquisition”). The Proposed Acquisition is designed to allow Icahn Enterprises to wrongfully wrestle control of the Company away from Federal Mogul’s public stockholders and into Icahn Enterprises’ hands at an inadequate price and through an unfair process. The Tender Offer commenced on September 26, 2016, and unless extended, is scheduled to expire on October 28, 2016.

3. Icahn Enterprises is attempting to acquire Federal-Mogul at a significant discount to the Company’s intrinsic value. At the time the Proposed Acquisition was announced, the $9.25 per share merger consideration was a mere 0.1% premium to Federal-Mogul’s trading price.

4. The inadequate merger consideration comes as no surprise considering the Proposed Acquisition is the result of a flawed sales process orchestrated by conflicted members of management and a special committee (the “Special Committee”) that lacked independence from Icahn Enterprises.

5. Knowing that the lack of a meaningful premium and opportunistic timing of the Proposed Acquisition would draw serious interest from other potential buyers, and in an effort to ensure that the Proposed Acquisition was consummated, the Board agreed, in breach of its fiduciary duties to Federal-Mogul stockholders, to provisions that unreasonably inhibit potential third party bidders from launching topping bids, including (i) a strict no-solicitation provision that severely constrains the Individual Defendants’ ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals; (ii) an information rights provision requiring the Company to disclose the identity of any competing bidder and to furnish Icahn Enterprises with the terms of any competing bid and confidentiality agreement; and (iii) “matching rights” of three business days. These unreasonable terms virtually foreclose the possibility that a bidder will assume the significant time and expense required to engage in the sales process at this late stage.

6. The Individual Defendants have breached their fiduciary duties, and Icahn Enterprises has aided and abetted such breaches by Federal-Mogul’s officers and directors. Because Icahn Enterprises has control over Federal-Mogul and its Board, the entire fairness standard of review applies.

THE PARTIES

7. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Federal-Mogul.

8. Defendant Daniel A. Ninivaggi (“Ninivaggi”) has been a director of the Company since 2010, Co-Chief Executive Officer (“CEO”) since February 2014, and Co-Chairman since May 2015. Ninivaggi was awarded a compensation package worth approximately $2.6 million a year when he was appointed Co-CEO. Defendant Ninivaggi has many ties to Icahn Enterprises. He previously was the President of Icahn Enterprises L.P. and its general partner, Icahn Enterprises G.P. Inc., from April 2010 to February 2014; he was CEO of Icahn Enterprises L.P. from August 2010 to February 2014; and he was a director of Icahn Enterprises L.P. from March 2012 until May 2015. Defendant Ninivaggi’s has also been on numerous boards for other companies in which Icahn Enterprises L.P. has an interest, including: CVR Energy, Inc. (“CVR”) from May 2012 to February 2014; CVR GP, LLC from May 2012 to February 2014; Viskase Companies, Inc. from June 2011 to February 2014; XO Holdings, from August 2010 to February 2014; Tropicana Entertainment Inc., from January 2011 to December 2015; and Hertz Holdings Corporation from September 2014 to the present. As Co-CEO of Federal-Mogul for the fiscal years 2015 and 2014, Defendant Ninivaggi received $2,616,580 and $2,403,784 in total compensation, respectively.

9. Defendant Rainer Jueckstock (“Jueckstock”) has been Co-CEO and a director of the Company since April 2012, and Co-Chairman since May 2015. As Co-CEO of Federal-Mogul for the fiscal years 2015 and 2014, Defendant Jueckstock received $1,596,336 and $3,326,440 in total compensation, respectively. He has earned over $3.975 million in compensation since 2012. Shortly before the Merger Agreement was entered into, Defendant Jueckstock was awarded a substantial compensation and employment agreement, which could reach over $3 million per year through 2018. Defendant Jueckstock also serves on the Audit and Compensation Committees.

10. Defendant SungHwan Cho (“Cho”) has been a director of the Company since 2012. Defendant Cho has been the Chief Financial Officer (“CFO”) and a director of IEGP since March 2012 and September 2012, respectively. Defendant Cho has been a director of numerous entities affiliated with Icahn Enterprises, including: CVR since May 2012; CVR GP, LLC since May 2012; XO Holdings since August 2011; American Railcar Industries, Inc. since June 2011; Take-Two Interactive Software Inc. since April 2010; WestPoint Home LLC since January 2008; PSC Metals Inc. since December 2006; and Viskase Companies, Inc. since November 2006. As CFO of Icahn Enterprises for the fiscal years 2015, 2014 and 2013, Defendant Cho received $1,859,829, $1,522,792 and $1,128,985 in total compensation, respectively. Cho has received over $6 million in compensation.

11. Defendant Thomas W. Elward (“Elward”) has been a director of the Company since April 2014 and is a member of the Audit and Compensation Committees. Defendant Elward was a director of Dynegy, Inc. from 2011 to 2012, at which time Icahn Capital LP was a 14.8% holder of Dynegy. He stepped down in September 2012 as part of Dynegy’s plan of reorganization, which coincided with the resignations of three other Icahn affiliates and Icahn’s loss of voting power.

12. Defendant George Feldenkreis (“Feldenkreis”) has been a director of the Company since February 2008 and is a member of the Audit Committee and Compensation Committee. Defendant Feldenkreis founded Perry Ellis International, Inc. (“Perry Ellis”) in 1967. Defendant Feldenkreis was President and a director of Perry Ellis until February 1993, when he was elected Chairman of the board and CEO of Perry Ellis. In 2003, Perry Ellis acquired Salant Corp. (“Salant”), a major licensee, and as a result, Defendant Icahn ended up as a 5.13% holder in Perry Ellis. Feldenkreis assured Perry Ellis’ investors that Carl Icahn was not looking to take over the company and was simply making a good investment. He described Icahn as “always friendly to the company” and “a valued investor”. Feldenkreis and Icahn have been friends for many years. At that time, Defendant Icahn’s High River LP owned 1.8 million shares in Salant.

13. Defendant Courtney Mather (“Mather”) has been a director of the Company since May 31, 2015, after Defendant Icahn resigned as a member of the Board. Defendant Mather has been a Managing Director of Icahn Capital LP, the entity through which Defendant Icahn manages investment funds, since April 2014 and is a member of the boards of Hertz Equipment Rental Corp., Herc Holdings Inc., Freeport-McMoran Inc., Trump Entertainment Resorts Inc., and Ferrous Resources Ltd., Viskase Cos Inc., all affiliates of Icahn Enterprises. Additionally, Defendant Mather was previously a board member with numerous companies affiliated with Icahn Enterprises L.P., including: Viskase Companies Inc. from June 2015 to March 2016; American Railcar Industries, Inc. from July 2014 to March 2016; CVR from May 2014 to March 2016 and CVR Energy, Inc. from May 2014 to March 2016. Defendant Icahn has a non-controlling interest in Herc Holdings and Freeport-McMoRan and indirectly controls Trump Entertainment Resorts, Ferrous Resources Limited, American Railcar Industries, CVR Refining, CVR Energy and Viskase. On information and belief, Mather’s sole source of income is Icahn Enterprises.

14. Defendant Michael Nevin (“Nevin”) has been a director of the Company since February 19, 2016 and has been a Financial Analyst at Icahn Enterprises L.P. since July 2015. Nevin is financially dependent on Icahn Enterprises.

15. Defendant Louis J. Pastor (“Pastor”) has been a director of the Company since May 31, 2015. He has held the position of Deputy General Counsel of Icahn Enterprises, L.P. since December 2015 and was Assistant General Counsel from May 2013 until his appointment as Deputy General Counsel. Defendant Pastor has also been a director of Herc Holdings since June 2016, CVR Partners LP since April 2016, CVR since September 2014, and has been a member of the Executive Committee of ACF Industries LLC since July 2015. Defendant Icahn indirectly controls CVR, CVR Partners and ACF and has a non-controlling interest in Herc Holdings.

16. Defendant Neil S. Subin (“Subin”) has been a director of the Company since December 2007 and is a member of the Audit Committee. Defendant Subin became a director of the Company pursuant to the Fourth Amended Joint Plan of Reorganization submitted by debtors in the Chapter 11 bankruptcy proceedings involving Federal-Mogul as confirmed by the United States Bankruptcy Court for the District of Delaware on November 8, 2007. Upon information and belief, defendant Subin, acting on behalf of Federal-Mogul Corporation’s Official Committee of Unsecured Creditors (the “Committee”), entered into an agreement with Carl Icahn where the Committee would execute Icahn’s proposed term sheet in exchange for Subin’s position on the Reorganized Federal Mogul’s Board of Directors.

17. Defendant James Michael Laisure (“Laisure”) has been a director of the Company since February 2008 and is the Chairman of the Audit Committee. Defendant Laisure has been a director of American Railcar Industries, Inc. since January 2006, in which Icahn Enterprises L.P. has a majority ownership interest.

18. Defendants Ninivaggi, Jueckstock, Cho, Elward, Feldenkreis, Laisure, Mather, Nevin, Pastor and Subin are collectively referred to herein as the “Individual Defendants.”

19. Defendant Carl C. Icahn (“Icahn”) has been the Chairman of the Board of Directors of IEGP, which is the general partner of IELP and Icahn Enterprises Holdings, L.P. (“IEHLP”), since November 1990. Defendant Icahn was a director of Federal-Mogul from December 2007 to May 2015, and the non-executive Chairman of the Board of Federal-Mogul from January 2008 to May 2015. As of February 29, 2016, Defendant Icahn beneficially owned 117,033,818 of IELP’s depositary units, or approximately 89.7%.

20. Defendant Jack G. Wasserman (“Wasserman”) has been a director and the Chairman of the Audit Committee of IELP and its general partner, IEGP, since December 1993. Defendant Wasserman was a director and Chairman of the Audit Committee of AEP, a subsidiary of IELP, from December 2003 to March 2013.

21. Defendant James L. Nelson (“Nelson”) has been a director and member of the Audit Committee of IELP and its general partner, IEGP, since June 2001.

22. Defendant William A. Leidesdorf (“Leidesdorf”) has been a director of IELP and its general partner, IEGP, since March 1991 and is a member of IELP’s Audit Committee. Defendant Leidesdorf was a director and member of the Audit Committee of AEP, a subsidiary of IELP, from December 2003 to March 2013.

23. Defendant Keith Cozza (“Cozza”) has been the President and CEO of IELP, and its general partner, IEGP, since February 2014, and as a director since September 2012. Defendant Cozza has been the Chief Operating Officer (“COO”) of Icahn Capital, a wholly owned subsidiary of IELP and IEHLP, since February 2013, and has been the CFO of Icahn Associates Holding LLC, a company controlled by Defendant Icahn, since 2006.

24. Defendants Icahn, Wasserman, Nelson, Leidesdorf and Cozza comprise the board of directors of IELP (the “IELP Board”).

25. Defendant IELP is a Delaware master limited partnership and the limited partner of IEHLP that invests in various business segments, including investment, automotive, energy, gaming, railcar, mining, food packaging, metals, real estate, and home fashion.

26. Defendant Merger Sub is a Delaware limited liability company formed solely for the purpose of acquiring and holding shares of Federal-Mogul.

27. Defendant Parent is a Delaware Corporation and the sole owner of Merger Sub.

28. Defendant Icahn Building LLC (“Icahn Building”) is a Delaware limited liability company and the sole stockholder of AEP.

29. Defendant IEHLP is a Delaware limited partnership and the sole member of Icahn Building.

30. Defendant IEGP is a Delaware corporation and the general partner of IEHLP.

31. Collectively, Icahn Enterprises owns 82% of Federal-Mogul’s outstanding shares and is therefore a controlling stockholder.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

32. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Federal-Mogul and owe Plaintiff and the other members of the Class fiduciary duties, and were and are required to act in furtherance of the best interests of Plaintiff and the Class, refrain from abusing their positions of control, and candidly and fully disclose all material information concerning the Proposed Acquisition.

33. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person.

34. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s stockholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders.

35. The Individual Defendants owe fundamental fiduciary obligations to Federal-Mogul’s stockholders and have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of stockholders.

36. Further, the Individual Defendants, as directors of Federal-Mogul, must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.

37. The Individual Defendants have breached their fiduciary duties owed to Plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

38. As a controlling stockholder, Icahn Enterprises had the fiduciary duty to ensure that the Proposed Acquisition was the result of an entirely fair process and resulted in a fair price.

39. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery as a class action individually and on behalf of all other public stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

41. This action is properly maintainable as a class action.

42. The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of September 2, 2016, there were 169,040,651 shares of Federal-Mogul common stock outstanding, likely owned by thousands of stockholders of record scattered throughout the United States.

43. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

a.	Whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and members of the Class;

b.	Whether the Proposed Acquisition is entirely fair as to price and process to Plaintiff and other members of the Class;

c.	Whether Icahn Enterprises aided and abetted the breaches of the fiduciary duties owed by the Individual Defendants to Plaintiff and the other members of the Class; and

d.	Whether Plaintiff and other members of the Class will be irreparably harmed by Defendants’ misconduct if Defendants are not enjoined from the misconduct complained of herein.

44. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

45. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

46. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Icahn Enterprises Gains Control Over Federal-Mogul

47. Founded in 1899, Federal-Mogul identifies itself as an innovative and diversified $7.4 billion global supplier of quality products, trusted brands, and creative solutions to manufacturers of automotive, light commercial, heavy-duty and off-highway vehicles, as well as in power generation, aerospace, marine rail and industrial. It operates with two business divisions: (i) powertrain, which focuses on original equipment powertrain products for the automotive, heavy-duty and industrial applications, and (ii) Motorparts, which sells and distributes a broad portfolio of products in the global vehicle aftermarket, while also serving original equipment manufacturers with vehicle products including brake friction, chassis, wipers and other components.

48. In October 2001, the Company was forced to declare bankruptcy due to asbestos-related liability. As a result of its plan of reorganization, an asbestos trust was created and issued 50.1 million shares of Federal-Mogul common stock. Thornwood Associates Limited Partnership (“Thornwood”), an affiliate of Icahn Enterprises, entered into an option agreement with the asbestos trust and exercised an option to purchase the 50.1 million shares of Federal-Mogul’s common stock. As a result of the 50.1 million share purchase, Icahn Enterprises gained 75% ownership over Federal-Mogul and became a controlling stockholder.

49. As a result of Icahn Enterprises’ controlling interest, it was able to infiltrate the Board and control the Company. For example, in January of 2008, defendant Icahn was appointed as Chairman of the Board and his two associates were named to the audit and compensation committees. Defendant Icahn was then able to control the Board when, pursuant to agreement, three board members were required to resign as a result of Icahn Enterprises taking over. Defendant Icahn immediately appointed defendants Feldenkreis, Laisure, and James H. Vandenberghe (an Icahn Enterprises affiliate) as board members.

50. On May 27, 2008, Icahn Enterprises sent a notice to Federal-Mogul’s stockholders and Thornwood that it was amending the Company’s certificate of incorporation. The amendment approved the removal of certain supermajority provisions in the Company’s governing documents and added provisions prohibiting the classification of directors or adoption of takeover defense measures without stockholder approval. The changes took effect in July 2008 and ensured that Icahn Enterprises would retain complete control over the Company.

51. Icahn Enterprises reigning control continued in March 2010 when Icahn Enterprises expanded the number of directors on the Board. Icahn Enterprises was then able to elect Defendant Ninivaggi to the Board on March 10, 2010, who went on to become the President of Icahn Enterprises less than one month later, on April 1, 2010. At this point in time, Icahn Enterprises had an ownership control of 76% of the Company.

52. By 2012, Icahn Enterprises owned 77% of all outstanding shares of Federal-Mogul.

53. When Jose Maria Alapont, the Company’s President and CEO at the time, retired on March 31, 2012, Icahn Enterprises was quick to jump in and appoint Defendant Jueckstock as her replacement. Defendant Jueckstock was appointed as the Company’s CEO and Board member on April 1, 2012.

54. In July of 2013, Icahn Enterprises caused the Company to make a common stock rights offering (the “Rights Offering”), which increased its indirect control of the Company to approximately 80.73% of the voting power. This resulted in the Company being subject to the personal liabilities of all Icahn Enterprises and its affiliates.

55. In 2013, Icahn Enterprises also made the Company acquire a minority equity interest in Insight Portfolio Group LLC (“Insight”), an entity formed by Icahn Enterprises “in order to maximize the potential buying power of a group of entities.” This caused the Company to become responsible for paying a portion of Insight’s operation expenses.

56. On February 5, 2014, Icahn Enterprises was once again able to infiltrate the Company when, after several executives were fired, Defendant Ninivaggi was appointed Co-CEO along with Defendant Jueckstock. That same day, the Company entered into an employment agreement with Defendant Ninivaggi that provided for Ninivaggi to receive $98,000 in cash every two weeks, or $2.6 million on an annual basis.

57. In 2014, the Company announced that it was spinning off its Motorparts division.

58. In the beginning of 2015, Defendant Icahn announced intentions to resign as Chairman of the Board due to a “conflict of interest” caused by Icahn Enterprises’ acquisition of Uni-Select Inc., now known as Auto Plus. Auto Plus is an automotive distribution business. Defendant Icahn, however, was listed in the 2015 Proxy Statement as the Board’s nomination for Chairman, and was subsequently reelected. The acquisition of Uni-Select, Inc. was completed on June 1, 2015.

59. Despite defendant Icahn’s recognized conflict of interest, he remains on the management team of Federal-Mogul and continues to appoint members of the Board. Thus, defendant Icahn has subsequently named defendants Ninivaggi and Jueckstock as co-Chairman and defendants Mather and Paster as Board members.

60. In February 2016, the Company entered into a new employment contract with defendant Jueckstock, adjusting his compensation to be closer to Ninivaggi’s.

The Flawed Process Leading to the Proposed Acquisition

61. The Proposed Acquisition is a result of a controlling stockholder, Icahn Enterprises, strong-arming Federal-Mogul into an acquisition at a price advantageous to Icahn Enterprises but detrimental to the Company’s stockholders. By virtue of Icahn Enterprises’ substantial and majority holdings, a market check could not be completed as no other companies were interested in acquiring a company controlled by Icahn Enterprises.

62. Specifically, acquisition discussions commenced on February 28, 2016 when Icahn Enterprises informed the Board that it intended to purchase all outstanding shares of the Company not already owned by Icahn Enterprises (which was 18%) for consideration of $7.00 per share, conditioned on the approval of a majority of the minority vote. The Company publicly announced the acquisition offer on February 29, 2016.

63. On March 2, 2016, the Board convened to discuss the offer and established a special committee to consider and negotiate the terms of a transaction with Icahn Enterprises (the “Special Committee”). At this meeting, the Board appointed defendants Elward, Feldenkreis, Laisure, and Subin to the Special Committee. The Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) filed by the Company with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Acquisition explains these individuals were selected because they were not members of management, were not affiliated with Icahn Enterprises, and did not otherwise have a material interest in the transaction. On March 8, 2016, the Special Committee retained Richards, Layton & Finger, P.A. (“RLF”) as its outside legal counsel.

64. Shortly after the creation of the Special Committee, on March 14, 2016, Defendant Feldenkreis resigned from the Special Committee, stating he did not have enough time to fulfill his duties due to other commitments. The Board confirmed that Defendants Elward, Laisure and Subin would continue as Special Committee members, with defendant Elward acting as Chair of the Special Committee.

65. On March 22, 2016, Federal-Mogul’s management team held a meeting with Icahn Enterprises as part of its routine monthly meetings. Despite the obvious conflict created by such a meeting, multiple meetings were held between the companies throughout the process. Despite the creation of the Special Committee, no one from the Special Committee was in attendance at the meeting.

66. On March 29, 2016, the Special Committee retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) as its financial advisor.

67. Additional meetings were held with Icahn Enterprises on March 30 and 31, 2016. Again, despite the creation of the Special Committee, no Special Committee members were in attendance.

68. On March 31, 2016, the Board received a loud and clear communication from Icahn Enterprises stating that Icahn Enterprises was not considering selling its stake in the Company. As a result of Icahn Enterprises’ comment, the Special Committee decided that “it would not direct Houlihan Lokey to conduct [    ] a sale process.” In other words, the Company was stuck with Icahn Enterprises, the Company would not even attempt to create a bidding process, and no other potential bidders would have a chance even if a process was created.

69. On April 4, 2016, the Special Committee held a meeting with RLF. Not surprisingly, members of the Company’s management were also present. At this meeting Federal-Mogul’s management team reviewed the Company’s latest three-year projections for fiscal years 2016 through 2018 as well as the Company’s historical and projected financial results and trends (the “April Projections”). The Special Committee shared the April Projections with Houlihan Lokey.

70. The Special Committee also discussed potential conflicts of interest at this meeting. In fact, it recognized that the Special Committee was not actually independent. Defendant Laisure served on the board of directors of an Icahn Enterprises affiliate. Defendant Laisure claimed that his compensation for service as a director of the affiliate was not material and would not influence his independence, therefore the Special Committee paid no attention to the conflict.

71. At this meeting, it was also noted that a draft merger agreement was received from Icahn Enterprises.

72. On April 27, 2016, Federal-Mogul announced its financial results for the first quarter 2016. The Company reported an increase in net sales of 3% and an increase in gross profits margins of 1.5%, compared to the first quarter 2015. The Company further reported an increase in net income from continuing operations to $0.21 per share, compared to a loss of $0.07 per share the first quarter 2015, and a 35% increase in Operational EBITDA from $142 million to $193 million.

73. On April 28, 2016, the Special Committee authorized Houlihan Lokey to contact a list of 14 financial sponsors and 18 strategic buyers to assess their interest in purchasing the shares not already owned by Icahn Enterprises. Not surprisingly, no one was interested in purchasing the stock of a Company that was 83% owned by a single stockholder.

74. Left with no other options, the Special Committee determined that it would have to concede to Icahn Enterprises proposal. Accordingly, on May 16, 2016, the Special Committee decided to respond to Icahn Enterprises’ offer with an $11.75 counterproposal. Icahn Enterprises quickly rejected the counterproposal and stated it would not offer more than $8.50 per share.

75. On May 20, 2016, management presented Houlihan Lokey with updated projections reflecting a downward revision to projected sales for 2016 through 2020 and operation EBITDA for 2017 through 2020 (the “May Financial Updates”).

76. The Special Committee reviewed Icahn Enterprises offer on June 1, 2016 and determined it was inadequate.

77. The Special Committee met again on June 14, 2016 and revised its counterproposal to $9.75 per share. The Special Committee decided that when it conveyed this proposal to Icahn Enterprises, “it would not suggest on the call any willingness to recommend a transaction at a price below $9.75 per share.”

78. Not surprisingly, Icahn Enterprises rejected the counterproposal. This was concerning to Federal-Mogul. At a June 16, 2016 meeting of the Special Committee, the Special Committee discussed the conversation held the day prior with defendant Icahn and how he indicated the possibility of a future rights offering at a reduced market price if a transaction were not approved. The Special Committee noted that Icahn Enterprises “seemed to be backing away from its indication that it may be willing to increase its offer to $8.50 per share and was not suggesting that if it were to increase its $7.00 per share offer, it would only increase it to $8.00 per share.”

79. On June 16, 2016, the Special Committee determined that it would revise its $9.75 per share counterproposal. When Houlihan Lokey and defendant Elward conveyed this to Icahn Enterprises, they did so by indicating that “the Special Committee was not willing to support a transaction at or below $8.50 per share,” thus suggesting that a proposal less than their $9.75 counterproposal would be accepted.

80. On June 17, 2016, Icahn Enterprises offered to acquire the remaining shares for $8.00 per share in cash. This offer was publicly announced on June 20, 2016. At this point in time the Company’s stock price closed at $8.48 per share, a value much higher than the proposed merger consideration.

81. On June 21, 2016, the Special Committee communicated a revised counterproposal to Icahn Enterprises of $9.25 per share. In response, on June 29, 2016, Icahn Enterprises responded that unless the Special Committee accepted its $8.00 per share offer, it was considering withdrawing the offer. Icahn Enterprises withdrew its offer on June 29, 2016.

82. Despite the termination of merger negotiations, Federal-Mogul and Icahn Enterprises continued to hold regular meetings throughout July 2016. On July 22, 2016, Icahn Enterprises informed defendant Elward that it was not formally withdrawing its $8.00 per share offer. Negotiations, however, did not re-engage at this time.

83. On July 27, 2016, the Company announced positive financial results for the second quarter 2016. The Company reported net income of $31 million, an increase of 106% from $15 million in the second quarter 2015, and operational EBITDA of $196 million, an increase of 7.6% over second quarter 2015.

84. After discussing the Company’s financial results, on July 28, 2016, the Special Committee determined not to continue discussions with Icahn Enterprises.

85. Shortly thereafter, on August 3, 2016, Icahn Enterprises contacted the Company to indicate its interest in resuming acquisition discussions and its potential willingness to increase its offer to $8.50 per share.

86. Further negotiations eventually led Icahn Enterprises to increase its offer to $9.25 per share. On September 6, 2016, the Company announced the Proposed Acquisition.

The Inadequate Price

87. The $9.25 per share merger consideration is grossly inadequate. In fact, Federal-Mogul stock closed at $9.24 the day prior to the Merger Agreement being signed, and the merger consideration falls well short of the Company’s 52-week high of $10.00 per share.

88. After the merger announcement, many speculated that the Proposed Acquisition was the result of Icahn Enterprises’ attempt to integrate its auto parts business, considering its recent acquisitions of PepBoys and Auto Plus. Thus, it was expected that Icahn Enterprises would quickly sell off the Company.

89. For example, Steve Wybo of Conway MacKenzie Inc. predicted that the Company will have a different owner within six months because Icahn Enterprises has no intention to keep Federal-Mogul. Instead, Wybo suspects that Icahn Enterprises is looking for a quick sale.

90. Moreover, many analysts have commented on the inadequacy of the merger consideration. In a September 6, 2016 New York Post article, billionaire investor Mario Gabelli commented on the inadequate merger consideration: “We don’t view the long-term profit outlook for that business as fully reflected at $9.25 per share. . . . I do think the shares are fundamentally undervalued.”1 The

[1]	Josh Kosman, Gabelli and Icahn are dueling over Federal-Mogul shares, The New York Post (Sept. 9, 2016), available at http://nypost.com/2016/09/09/gabelli-and-icahn-are-dueling-over-federal-mogul-shares/.

portfolio managers Gabelli & Co. have stated they do not intend to tender their shares in the Proposed Acquisition. Gabelli owns approximately 26% of the minority shares.

91. Analyst Brian Sponheimer of Gamco Investors questioned the deal price and placed a value of $13 per share on Federal-Mogul’s stock back in March of 2016.2

92. Accordingly, it is abundantly apparent that the $9.25 per share merger consideration is well below the Company’s worth and undervalues Federal-Mogul stockholders’ holdings.

Icahn Enterprises’ Control of the Company

93. Ever since Icahn Enterprises acquired 50.1 million shares of Federal-Mogul stock, it has controlled the Company. In its February 24, 2009 Form 10-K filing with the SEC, the Company readily admits that Icahn Enterprises controls the Company, including with respect to the following: (i) election of directors; (ii) business strategy and policies; (iii) mergers or other business combinations; (iv) acquisition or disposition of assets; (v) future issuances of common stock or other securities; (vi) incurrence of debt or obtaining other sources of financing; and (vii) payment of the Company’s stock.

[22]	Paul Ausick, Icahn Sweetens Offer for Federal-Mogul Shares, 24/7 Wall St. (June 20, 2016), available at http:// 247wallst.com/investing/2016/06/20/icahn-sweetens-offer-for-federal-mogul-shares/.

94. Icahn Enterprises’ control is apparent by the fact it has infiltrated the Board, only appointing Icahn Enterprises affiliates as Board members. Icahn Enterprises has also diluted the ownership of the Company’s minority stockholders by increasing Icahn Enterprises’ control over the Company through several rights offerings. Further, Icahn Enterprises has given defendant Ninivaggi a compensation package well above any other executive and has caused the Company to incur debt in the form of pension liabilities of all entities in which defendant Icahn has a direct or indirect ownership interest of at least 80%.

95. As previously mentioned, the Board is entirely composed of Icahn Enterprises affiliated members. Defendants Cho, Nevin, Mather, and Pastor are not independent. Further, Defendants Ninivaggi and Jueckstock are Co-CEOs of the Company and admittedly not independent. Defendant Cho is “employed by and/or otherwise affiliated with Mr. Icahn or entities controlled by Mr. Icahn.” The Company admits that “(i) we do not have a majority of independent directors, (ii) we do not have a nominating committee or a nominating charter and (iii) our Compensation Committee does not satisfy NASDAQ’s corporate governance requirements applicable to compensation committees or non-controlled companies.”

96. In addition, Defendant Feldenkreis has been a longtime friend and business associate of Defendant Icahn and Icahn Enterprises, dating back to at least 2003, when Perry Ellis acquired Salant. As a result of that transaction, Defendant

Icahn became a 5.13% holder in Perry Ellis. Defendant Feldenkreis’ primary means of employment for nearly fifty years has been as the founder, President and a director of Perry Ellis.

97. Defendant Laisure has been a director of American Railcar Industries, Inc. since January 2006, in which Icahn Enterprises has a majority ownership interest. Upon information and belief, Defendant Icahn appointed Defendant Laisure to the board of American Railcar Industries, as well as numerous other boards of companies affiliated with Icahn Enterprises.

98. Defendant Mather, who assumed Defendant Icahn’s spot on the Board after his resignation, has worked for numerous affiliates of Icahn Enterprises, including the following positions: Managing Director of Icahn Capital LP, and a member of the boards of Hertz Equipment Rental Corp., Herc Holdings Inc., Freeport-McMoran Inc., Trump Entertainment Resorts Inc., Ferrous Resources Ltd., Viskase Cos Inc. Additionally, Defendant Mather was previously a board member with numerous companies affiliated with Icahn Enterprises L.P., including: Viskase Companies Inc. from June 2015 to March 2016; American Railcar Industries, Inc. from July 2014 to March 2016; CVR from May 2014 to March 2016 and CVR Energy, Inc. from May 2014 to March 2016.

99. Defendant Nevin has been a Financial Analyst at Icahn Enterprises L.P. since July 2015. Defendant Elward was removed from the board of Dynegy, Inc. at the same time as three other Icahn affiliates, which coincided with Dynegy’s emergence from bankruptcy and Icahn Enterprises voting power as a Dynegy shareholder.

100. Defendant Pastor has been Assistant General Counsel of Icahn Enterprises L.P. since May 2013 and a director of Herc Holdings since June 2016, CVR Partners LP since April 2016, CVR since September 2014, and has been a member of the Executive Committee of ACF Industries LLC since July 2015, all affiliated with Icahn Enterprises.

101. Defendant Subin became a director out of the Company’s bankruptcy, in which Icahn Enterprises became controlling stockholder of the Company.

102. As such, a majority, if not the entire Board, are neither independent nor disinterested due to their affiliation and employment with Icahn Enterprises, the Company’s controlling stockholder. Thus, the Proposed Acquisition is subject to entire fairness, which Defendants have not met in terms of fair price and fair dealing.

103. Defendants further breached their fiduciary duties by creating the purported independent Special Committee that agreed to the unfair deal and unfair price of the Proposed Acquisition. The Special Committee consists of all members affiliated with Icahn Enterprises, including Defendant Elward as the Chairman and Defendants Laisure and Subin, who have significant ties with Icahn Enterprises. As described above, the Special Committee was conflicted throughout the sale process.

Preclusive Deal Protection Devices

104. The terms of the Merger Agreement were designed to deter competing bids and prevent the Federal-Mogul Board members from exercising their fiduciary duties to obtain the best possible price for Federal-Mogul public stockholders.

105. The Merger Agreement contains deal protection devices that substantially increase the likelihood that the Proposed Acquisition will be consummated, leaving Federal-Mogul’s public stockholders with no meaningful change of control premium for their shares. When viewed collectively, these provisions, which are detailed below, further the interests of Icahn Enterprises, certain Individual Defendants, and other Federal-Mogul insiders to the detriment of Federal-Mogul’s public stockholders and cannot represent a justified, appropriate or proportionate response to any threat posed by a potential third party bidder.

106. In breach of their fiduciary duties, the Individual Defendants have agreed to the following unreasonable deal protection devices:

a.	A “no-solicitation” clause that prevents Federal-Mogul from soliciting, or its directors and officers from even participating in discussions that may lead to a superior proposal from any bidder (Merger Agreement, Section 7.2); and

b.	A “matching right” provision that allows Icahn Enterprises three (3) business days to re-negotiate with the Board after it is provided with written notice of the Board’s intention to make a change of recommendation (Merger Agreement, Section 7.2).

107. The “no solicitation” clause and the “matching right” provision restrain the Individual Defendants’ ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to a third party’s written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances..

108. Taken as a whole, the foregoing deal protection devices essentially foreclose the possibility that a third-party “white knight” could step forward to provide Federal-Mogul stockholders with a premium for their shares, instead of the opportunistic and inadequate compensation offered by the Proposed Acquisition. As such, the deal protection devices, which were approved by the Board members as part of the Merger Agreement, represent an ongoing breach of their fiduciary duties.

109. Unless the Proposed Acquisition is preliminarily enjoined until such time as the Individual Defendants act in accordance with their fiduciary duties to maximize stockholder value, Plaintiff and the other members of the Class will be harmed and will lose the opportunity to receive full value for their shares.

110. The Proposed Acquisition is wrongful, unfair, and harmful to Federal-Mogul’s public stockholders who are members of the Class, and represents an attempt by Defendants to aggrandize their personal and financial positions and interests at the expense of and to the detriment of the members of the Class.

111. The Proposed Acquisition will deny Plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Icahn Enterprises, the Individual Defendants, and Company executives at an unfair and inadequate price.

COUNT I

BREACH OF FIDUCIARY DUTY

(Against the Individual Defendants)

112. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

113. The Individual Defendants, acting in concert, have violated their fiduciary duties owed to the public stockholders of Federal-Mogul and put their own personal interests and the interests of Icahn Enterprises ahead of the interests of the Federal-Mogul public stockholders and have used their control positions as officers and directors of Federal-Mogul for the purpose of reaping personal gain for Board members and other Federal-Mogul insiders at the expense of Federal-Mogul’s public stockholders.

114. The Individual Defendants failed to: (1) take adequate steps to enhance Federal-Mogul’s value and/or attractiveness as a merger/acquisition candidate; (2) effectively expose Federal-Mogul to the marketplace in an effort to create an active and open auction for Federal-Mogul; or (3) act independently so that the interests of public stockholders would be protected. Instead, the Individual Defendants have allowed Icahn Enterprises to set an acquisition price for the shares of Federal-Mogul stock that does not reflect the true value of Federal-Mogul and without an appropriate premium.

115. These actions pursued by the Individual Defendants are, and will continue to be, wrongful, unfair, and harmful to Federal-Mogul’s public stockholders, and are an attempt by certain Defendants to aggrandize their personal positions, interests, and finances at the expense of and to the detriment of the Federal-Mogul public stockholders.

116. In contemplating, planning, and effectuating the foregoing specified acts and in pursuing and structuring the Proposed Acquisition, the Individual Defendants are not acting in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to Plaintiff and the Class.

117. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Federal-Mogul and its public stockholders.

118. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class.

COUNT II

BREACH OF FIDUCIARY DUTY

(Against Icahn Enterprises)

119. Plaintiff repeats and realleges each allegation set forth above as though fully set forth herein.

120. Defendant Icahn Enterprises exercises control over the business and affairs of the Company. As controlling stockholder of Federal-Mogul, Icahn Enterprises owes fiduciary duties of loyalty and care to the Class.

121. Because the Board and the Special Committee were conflicted and the minority stockholders have not been fully informed, the Proposed Acquisition is subject to the entire fairness standard.

122. Icahn Enterprises has violated their fiduciary duties owed to the public stockholders of Federal-Mogul. By the acts, transactions and courses of conduct alleged herein, Icahn Enterprises, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the Class of the true value of their investment in Federal-Mogul.

123. As demonstrated by the allegations above, Icahn Enterprises has failed to exercise the necessary care required and has breached its fiduciary duties by, among other reasons: (1) failing to take adequate steps to enhance Federal-Mogul’s value and/or attractiveness as a merger/acquisition candidate; (2) effectively expose Federal-Mogul to the marketplace in an effort to create an active and open auction for Federal-Mogul; or (3) act independently so that the interests of public stockholders would be protected. Instead, the Icahn Enterprises have set an acquisition price for the shares of Federal-Mogul stock that does not reflect the true value of Federal-Mogul and without an appropriate premium.

124. As a result of the unlawful actions of Icahn Enterprises, Plaintiff and the Class have been damaged.

COUNT III

AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES

(Against Parent and Merger Sub)

125. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

126. Parent and Merger Sub knowingly aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public stockholders of the Company, including Plaintiff and the Class. The Proposed Acquisition could not take place without the active participation of Icahn Enterprises.

127. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

128. Parent and Merger Sub knowingly colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

129. As a result, Plaintiff and the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

130. Plaintiff and the Class have no adequate remedy at law.

REQUESTED RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

a.	Declaring that this action may be maintained as a class action;

b.	Declaring that Defendants have breached their fiduciary duties, and/or aided and abetted such breach, to Plaintiff and the Class;

c.	In the event Defendants consummate the Proposed Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

d.	Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

e.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

f.	Granting such other and further relief as may be just and proper.

Dated: October 19, 2016		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
OF COUNSEL:		Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
LEVI & KORSINSKY LLP		Wilmington, DE 19803
Shane T. Rowley		(302) 295-5310
Stephanie A. Bartone
733 Summer Street, Suite 304		Attorneys for Plaintiff
Stamford, CT 06901
(203) 992-4523

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